     SUPPLEMENT TO THE OFFER TO PURCHASE FOR CASH DATED OCTOBER 24, 1996

                      ATLANTIC ACQUISITION CORPORATION,
                         A WHOLLY OWNED SUBSIDIARY OF

                         NORFOLK SOUTHERN CORPORATION

          HAS INCREASED THE PRICE OF ITS OFFER TO PURCHASE FOR CASH

                            ALL OUTSTANDING SHARES

                                      OF

      COMMON STOCK AND SERIES A ESOP CONVERTIBLE JUNIOR PREFERRED STOCK (INCLUDING, IN EACH CASE, THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)

                                      OF

                                 CONRAIL INC.

                                      TO

                              $110 NET PER SHARE

-------------------------------------------------------------------------------
  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
    CITY TIME, ON FRIDAY, NOVEMBER 22, 1996, UNLESS THE OFFER IS EXTENDED.
-------------------------------------------------------------------------------

   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, PRIOR TO THE EXPIRATION OF THE OFFER, (1) THE RECEIPT BY ATLANTIC ACQUISITION CORPORATION ("PURCHASER"), A WHOLLY OWNED SUBSIDIARY OF NORFOLK SOUTHERN CORPORATION ("PARENT"), OF AN INFORMAL WRITTEN OPINION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO PURCHASER FROM THE STAFF OF THE SURFACE TRANSPORTATION BOARD (THE "STB"), WITHOUT THE IMPOSITION OF ANY CONDITIONS UNACCEPTABLE TO PURCHASER, THAT THE USE OF A VOTING TRUST IN CONNECTION WITH THE OFFER AND THE PROPOSED MERGER IS CONSISTENT WITH THE POLICIES OF THE STB AGAINST UNAUTHORIZED ACQUISITIONS OF CONTROL OF A REGULATED CARRIER, (2) THE RECEIPT BY PURCHASER OF AN INFORMAL STATEMENT FROM THE PREMERGER NOTIFICATION OFFICE OF THE FEDERAL TRADE COMMISSION THAT THE TRANSACTIONS CONTEMPLATED BY THE OFFER AND THE PROPOSED MERGER ARE NOT SUBJECT TO, OR ARE EXEMPT FROM, THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED (THE "HSR ACT"), OR, IN THE ABSENCE OF THE RECEIPT OF SUCH INFORMAL STATEMENT, ANY APPLICABLE WAITING PERIOD UNDER THE HSR ACT HAVING EXPIRED OR BEEN TERMINATED, (3) PARENT AND PURCHASER HAVING OBTAINED, ON TERMS REASONABLY ACCEPTABLE TO PARENT, SUFFICIENT FINANCING TO ENABLE CONSUMMATION OF THE OFFER AND THE PROPOSED MERGER, (4) THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF COMMON SHARES AND ESOP PREFERRED SHARES WHICH TOGETHER CONSTITUTE AT LEAST A MAJORITY OF THE SHARES OUTSTANDING ON A FULLY DILUTED BASIS, (5) PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT SUBCHAPTER F OF CHAPTER 25 OF THE PENNSYLVANIA BUSINESS CORPORATION LAW HAS BEEN
(CONTINUED)

                    The Dealer Managers for the Offer are:

J.P. MORGAN & CO.                                      MERRILL LYNCH & CO.

November 8, 1996

COMPLIED WITH OR IS INVALID OR OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER, (6) THE COMMON STOCK PURCHASE RIGHTS HAVING BEEN REDEEMED BY THE BOARD OF DIRECTORS OF CONRAIL INC. OR PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT SUCH COMMON STOCK PURCHASE RIGHTS ARE INVALID OR OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER, AND (7) PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE PREVIOUSLY ANNOUNCED AGREEMENT AND PLAN OF MERGER, AS AMENDED, BETWEEN THE COMPANY AND CSX CORPORATION HAS BEEN TERMINATED IN ACCORDANCE WITH ITS TERMS OR OTHERWISE. SEE THE INTRODUCTION TO THE OFFER TO PURCHASE AND TO THE SUPPLEMENT.

                                  IMPORTANT

   Purchaser is currently reviewing its options with respect to the Offer and may consider, among other things, changes to the material terms of the Offer. In addition, Parent and Purchaser intend to continue to seek to negotiate with the Company with respect to the acquisition of the Company by Parent or Purchaser. Purchaser reserves the right to amend the Offer (including amending the number of shares to be purchased, the purchase price and the proposed merger consideration) upon entering into a merger agreement with the Company or to negotiate a merger agreement with the Company not involving a tender offer pursuant to which Purchaser would terminate the Offer and the Common Shares (as defined herein) and ESOP Preferred Shares (as defined herein, and together with the Common Shares, the "Shares") would, upon consummation of such merger, be converted into cash, common stock of Parent and/or other securities in such amounts as are negotiated by Parent and the Company.

   Any shareholder desiring to tender all or any portion of such shareholder's Shares should either (i) complete and sign one of the Letters of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letters of Transmittal, have such shareholder's signature thereon guaranteed if required by Instruction 1 to the Letters of Transmittal, mail or deliver one of the Letters of Transmittal (or such facsimile thereof) and any other required documents to the Depositary and either deliver the certificates for such Shares and, if separate, the certificates representing the associated Rights (as defined herein) to the Depositary along with one of the Letters of Transmittal (or a facsimile thereof) or deliver such Shares (and Rights, if applicable) pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase (as defined herein) prior to the expiration of the Offer or (ii) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder having Shares (and, if applicable, Rights) registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Shares (and, if applicable, Rights). Unless and until Purchaser declares that the Rights Condition (as defined herein) is satisfied, shareholders will be required to tender one Right for each Share tendered in order to effect a valid tender of such Share. The tender of Rights is also required for the valid tender of ESOP Preferred Shares.

   Participants in the Company's Matched Savings Plan (the "ESOP") desiring that Fidelity Management Trust Company, as trustee under the ESOP (the "ESOP Trustee"), tender the ESOP Preferred Shares allocated to their accounts, which will be converted into Common Shares upon consummation of the Offer, should so instruct the ESOP Trustee by completing the form that will be provided to participants for that purpose. ESOP participants cannot tender shares allocated to their ESOP accounts by executing one of the Letters of Transmittal.

   Any shareholder who desires to tender Shares (and, if applicable, Rights) and whose certificates for such Shares (and, if applicable, Rights) are not immediately available, or who cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, may tender such Shares (and, if applicable, Rights) by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

   Questions and requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective addresses and telephone numbers set forth on the back cover of this Supplement. Additional copies of the Offer to Purchase, this Supplement, the revised Letter of Transmittal or other tender offer materials may be obtained from the Information Agent.

                              TABLE OF CONTENTS

                                                                                               PAGE
                                                                                            --------
INTRODUCTION ..............................................................................     1
1.Terms of the Offer; Expiration Date .....................................................     2
2.Procedures for Tendering Shares .........................................................     3
3.Price Range of Shares; Dividends ........................................................     3
4.Source and Amount of Funds ..............................................................     3
5.Background of the Offer; Contacts with the Company ......................................     4
6.Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations  .....     6
7.Conditions of the Offer .................................................................     6
8.Certain Legal Matters; Regulatory Approvals; Certain Litigation .........................     6
9.Fees and Expenses .......................................................................     8
10.Miscellaneous ..........................................................................     8

TO THE HOLDERS OF COMMON STOCK AND
SERIES A ESOP CONVERTIBLE JUNIOR PREFERRED STOCK OF CONRAIL INC.:

                                 INTRODUCTION

   The following information amends and supplements the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), of Atlantic Acquisition Corporation ("Purchaser"), a Pennsylvania corporation and a wholly owned subsidiary of Norfolk Southern Corporation, a Virginia corporation ("Parent"), pursuant to which Purchaser is offering to purchase all outstanding shares of (i) common stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc., a Pennsylvania corporation (the "Company"), including, in each case, the associated Common Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of July 19, 1989, as amended, between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agreement"). Purchaser has increased the price to be paid in the Offer (as defined below) to $110 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement, and in the revised Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Unless the context otherwise requires, all references to Common Shares, ESOP Preferred Shares or Shares shall include the associated Rights, and all references to the Rights shall include the benefits that may enure to holders of the Rights pursuant to the Rights Agreement, including the right to receive any payment due upon redemption of the Rights.

   The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. Parent is seeking to negotiate with the Company a definitive merger agreement pursuant to which the Company would, as soon as practicable following consummation of the Offer, consummate a merger or similar business combination with Purchaser or another direct or indirect subsidiary of Parent (the "Proposed Merger"). In the Proposed Merger, each Common Share and ESOP Preferred Share then outstanding (other than Shares held by the Company or any subsidiary of the Company and Shares owned by Parent, Purchaser or any direct or indirect subsidiary of Parent) would be converted into the right to receive an amount in cash equal to the price per Common Share and ESOP Preferred Share paid pursuant to the Offer. If Purchaser acquires 80% or more of the outstanding Shares in the Offer, Purchaser intends to effect the Proposed Merger as a "short-form" merger under the Pennsylvania Business Corporation Law (the "PBCL"), without a vote of the Company's shareholders or the Board of Directors of the Company (the "Company Board"). See Section 11 and Section 12 of the Offer to Purchase and Sections 5 and 6 of this Supplement.

   This Supplement should be read in conjunction with the Offer to Purchase. Except as set forth in this Supplement and the revised Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and the Letter of Transmittal mailed with the Offer to Purchase, remain applicable in all respects to the Offer. Terms used but not defined herein have the meanings set forth in the Offer to Purchase.

   According to the Company's Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") filed on November 6, 1996 with the SEC, the Board of Directors of the Company (the "Company Board") recommended that shareholders of the Company reject Purchaser's initial offer of $100 per Share and not tender any of their Shares pursuant thereto. In addition, on November 5, 1996, the Company Board approved an amendment to the CSX Merger Agreement (the "Amendment") pursuant to which CSX increased the price per Share payable under the CSX Offer to $110 and agreed that the per Share cash consideration to be paid in the Proposed CSX Merger, if any, would be $110, while leaving unchanged the number of Shares sought to be purchased or otherwise acquired for cash pursuant to the CSX Offer and the Proposed CSX Merger. The provision of the CSX Merger Agreement providing that 60% of the outstanding Shares will be exchanged for CSX Common Stock at a rate of
1.85619 Shares of CSX Common Stock for each Share remained unchanged. Based on the closing sale price of the CSX Common Stock on the New York Stock Exchange (the "NYSE") on November 7, 1996, 1.85619 shares of CSX Common Stock were worth approximately $82.14.

   By reason of the increase in the Offer Price, the increased punitive effect of the CSX Lockup Option on Parent will be approximately $160 million. On such basis, in the event that the CSX Termination Fee is paid and the CSX Lockup Option Agreement is exercised by CSX, the aggregate additional cost to an acquiror of the Company (including Parent) by reason of the CSX Lockup Option Agreement and the CSX Termination Fee will amount to approximately $580 million (assuming an acquisition of the Company at $110 per Share). In the Pennsylvania Litigation, Parent and Purchaser are contesting the validity of both the CSX Lockup Option Agreement and the CSX Termination Fee. See
Section 15 of the Offer to Purchase and Section 8 of this Supplement.

   Pursuant to the Amendment, the Company and CSX also agreed, among other things, to a provision (the "No Discussions Provision") providing that, subject to certain exceptions, neither the Company nor CSX will, nor will they permit any of their subsidiaries to, nor will they authorize or permit any of their officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by them or any of their subsidiaries to, directly or indirectly through another person, participate in any conversations, discussions or negotiations, or enter into any agreement, arrangement or understanding, with any other company engaged in the operation of railroads (including Parent) with respect to the acquisition by any such other company (including Parent) of any securities or assets of the Company and its subsidiaries or CSX and its subsidiaries, or any trackage rights or other concessions relating to the assets or operations of the Company and its subsidiaries or CSX and its subsidiaries, other than with respect to certain sales, leases, licenses, mortgages or other disposals of assets or properties.

   In the Amendment, the Company also agreed to extend the term of the No Negotiation Provision from 180 days to 270 days, with the intended effect of preventing the Company from considering or otherwise facilitating until July 1997 any competing proposal to acquire the Company, such as the Offer. See
Section 5 of this Supplement.

   On November 6, 1996, the Company announced that the special meeting of the Company's shareholders (the "Pennsylvania Special Meeting") to seek approval of an amendment (the "Articles Amendment") to the Company's Articles of Incorporation (the "Company Articles") to "opt out" of Subchapter E of Chapter 25 of the PBCL had been cancelled, and a new record date of December 5, 1996 had been set for a new Pennsylvania Special Meeting expected to be held in mid-December. Parent is currently soliciting proxies against the adoption of the Articles Amendment and intends to continue to solicit proxies against the Articles Amendment at any meeting of the Company's shareholders held to consider the Articles Amendment.

   THIS SUPPLEMENT DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF THE COMPANY'S SHAREHOLDERS. ANY SUCH SOLICITATION WHICH PARENT OR PURCHASER MIGHT MAKE WOULD BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT").

   THE OFFER TO PURCHASE, THIS SUPPLEMENT AND THE REVISED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

   1. TERMS OF THE OFFER; EXPIRATION DATE. The discussion set forth in
Section 1 of the Offer to Purchase is hereby amended and supplemented as follows:

   The price to be paid for Shares purchased pursuant to the Offer has been increased from $100 to $110 per Share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions of the Offer.

   The term "Expiration Date" has been amended to mean 12:00 Midnight, New York City time, on Friday, November 22, 1996, unless and until Purchaser, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

   2. PROCEDURES FOR TENDERING SHARES. The discussion set forth in Section 3 of the Offer to Purchase is hereby amended and supplemented as follows:

   The revised Letter of Transmittal and the revised Notice of Guaranteed Delivery distributed with this Supplement may be used to tender Shares. Tendering shareholders may also continue to use the Letter of Transmittal and the Notice of Guaranteed Delivery previously distributed with the Offer to Purchase to tender Shares.

   SHAREHOLDERS WHO HAVE PREVIOUSLY VALIDLY TENDERED SHARES PURSUANT TO THE OFFER AND NOT PROPERLY WITHDRAWN SUCH SHARES HAVE VALIDLY TENDERED SUCH SHARES FOR PURPOSES OF THE OFFER, AS AMENDED, AND NEED NOT TAKE ANY FURTHER ACTION IN ORDER TO RECEIVE THE INCREASED PRICE OF $110 NET PER SHARE PURSUANT TO THE OFFER.

   3. PRICE RANGE OF SHARES; DIVIDENDS. The discussion set forth in Section 6 of the Offer to Purchase is hereby amended and supplemented as follows:

   According to public sources, the high and low closing sale prices per Common Share on the NYSE for the Fourth Quarter of 1996 (through November 7,
1996) were $981/4 and $681/2, respectively. On November 7, 1996, the last full trading day prior to Parent's announcement that it was amending the terms of the Offer upon the terms set forth in this Supplement, the reported closing sale price per Common Share on the NYSE Composite Tape was $93. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE COMMON SHARES.

   4. SOURCE AND AMOUNT OF FUNDS. The discussion set forth in Section 10 of the Offer to Purchase is hereby amended and supplemented as follows:

   Purchaser estimates that the total amount of funds now required to acquire Shares pursuant to the Offer and the Proposed Merger (in each case as amended as described in this Supplement), to pay all related costs and expenses, to refinance Parent's and the Company's existing debt and for working capital purposes will be approximately $12.5 billion.

   As of November 7, 1996, signed commitments (including the commitments of the Arrangers and their affiliates as Lenders) in excess of $15 billion had been received by the Arrangers from banks and other financial institutions (the "Potential Syndicate Members") in respect of the $11.5 billion financing for Parent's $100 per Share Offer described in the Summary of Terms and Conditions previously filed as an exhibit to the Schedule 14D-1. The respective commitments of the Potential Syndicate Members will expire on March 1, 1997 if a satisfactory definitive credit agreement is not entered into on or prior to such date.

   In order to finance the Offer and the Proposed Merger at the $110 per Share Offer Price, Parent has begun the process of seeking confirmations from the Potential Syndicate Members that their respective commitments may apply to a $12.5 billion (as opposed to an $11.5 billion) financing for Parent in connection with the $110 per Share Offer Price. Parent has already received oral confirmations from the Arrangers (and their affiliates as Lenders) in respect of their original commitments of $2 billion each, and Parent and the Arrangers are highly confident that such confirmations will also be received from the other Potential Syndicate Members in respect of their original commitments in the near future. The terms and conditions on which the Potential Syndicate Members would be willing to make such confirmations, as well as the structure and pricing they may require for a larger financing, may vary from those set forth in the Financing Commitment, the related Summary of Terms and Conditions and Section 10 of the Offer to Purchase.

   It is anticipated that the indebtedness incurred by Parent and Purchaser under the Credit Facility will be repaid from funds generated internally by Parent and its subsidiaries (including, after the Proposed Merger, if consummated, funds generated by the Company and its subsidiaries), through additional borrowings, or through a combination of such sources. No final decisions have been made concerning the method Parent will employ to repay such indebtedness. Such decisions when made will be based on Parent's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

   5. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY. The discussion set forth in Section 11 of the Offer to Purchase is hereby amended and supplemented as follows:

   During the weekend of November 2 and November 3, 1996, representatives of Parent and CSX met to discuss matters related to their respective offers to acquire the Company. Such discussions were commenced at the suggestion of CSX, were represented by CSX to have been held with the knowledge of the Company and were pursued by Parent consistent with Parent's previously announced position of favoring a balanced competitive structure for Eastern railroad service. These discussions included an exchange of term sheets, first from CSX to Parent and then from Parent to CSX, Parent announced on November 4, 1996 that it had terminated such discussions and reaffirmed its $100 per Share offer for all Shares.

   On November 4, 1996, Parent filed its definitive proxy statement with the SEC relating to its solicitation of proxies against the adoption of the Articles Amendment at the Pennsylvania Special Meeting and provided copies of the proxy statement to the Company for dissemination to the Company's shareholders. Also on November 4, 1996, the Company provided a shareholder list and a substantial portion of the other information requested by Parent and Purchaser pursuant to Pennsylvania law.

   On November 7, 1996, the Company issued a news release in the form of a letter purportedly from the "Independent Directors" of the Company and ostensibly addressed to the Parent Board. The letter reiterated such directors' publicized commitment to the Proposed CSX Transaction and to Mr. LeVan. Also on November 7, 1996, the Parent Board met to review events surrounding the Offer and the revised CSX Offer and authorized the increase in the Offer Price to $110 per Share. On November 8, 1996, Parent publicly announced the increased Offer Price.

THE AMENDMENT

   On November 5, 1996, the Company and CSX entered into the Amendment. The Amendment effects certain changes to the CSX Merger Agreement. Other than as amended by the Amendment, the provisions of the CSX Merger Agreement remain in full force and effect.

   The CSX Offer. Pursuant to the Amendment, CSX has amended the CSX Offer for 19.9% of the outstanding Shares to increase the price to be paid to $110 per Share, net to the seller in cash. The obligations of CSX and the Company set forth in the CSX Merger Agreement with respect to the CSX Offer apply with respect to the CSX Offer as so amended.

   The Amendment provides that, at any time prior to eleven business days before the then-scheduled expiration date of the CSX Offer if the Pennsylvania Control Transaction Law is inapplicable to the Company by such time, CSX will, at the written request of the Company, amend the CSX Offer to increase the number of Shares sought to 40% of the outstanding Shares on a fully diluted basis as of the date of the CSX Merger Agreement (excluding Shares that would be outstanding upon exercise of the CSX Lockup Option). In addition, at any time following seven business days after consummation of the CSX Offer, if CSX and its subsidiaries do not already own at such time 40% or more of the Shares outstanding as of the date of the CSX Merger Agreement (excluding Shares that would be outstanding upon exercise of the CSX Lockup Option), CSX may, and at the written request of the Company is required to, commence a second tender offer (the "CSX Second Offer") to purchase up to that number of Shares which, when added to the aggregate number of Shares then beneficially owned by CSX (other than pursuant to the CSX Lockup Agreement) equals 40% of such outstanding Shares, at a price of not less than $110 and on other terms no less favorable to shareholders of the Company than the CSX Offer, provided that CSX will not be required to consummate the Second CSX Offer until after the Pennsylvania Control Transaction Law is inapplicable to the Company. The Company has agreed that it will not make any such written request at any time that the CSX Offer is outstanding and the expiration date of such CSX Offer is within 10 business days thereof.

   The Proposed CSX Merger. The Amendment provides that the per Share cash consideration to be paid in the Proposed CSX Merger, if any, will be $110. The provision of the CSX Merger Agreement providing that 60% of the outstanding Shares will be exchanged for CSX Common Stock at a rate of 1.85619 Shares of CSX Common Stock for each Share remains unchanged. Based on the closing sale price of CSX Common Stock on the NYSE on November 7, 1996, 1.85619 shares of CSX Common Stock were worth approximately $82.14.

   Shareholders' Meetings. The Amendment provides that the Company will not convene, adjourn or postpone the Pennsylvania Special Meeting without CSX's prior consent, and such consent will not be unreasonably withheld. In the event that the matters to be considered at the meetings of the shareholders of the Company and CSX to be held to consider the Proposed CSX Merger are not approved, from time to time the Company or CSX, as applicable, may, and will at the request of CSX or the Company, as applicable, duly call one or more meeting(s) of shareholders for such purposes. Subject to the foregoing, the Amendment further provides that the Company shall convene any such shareholder meetings as soon as practicable after receipt of any request to do so by CSX (and, in the case of the Pennsylvania Special Meeting, as soon as practicable after December 5, 1996).

   The Amendment also provides that, following the approval of the Articles Amendment, the Company will take all necessary or advisable action to cause the Articles Amendment to become effective.

   No Discussions. In the Amendment, the Company and CSX agreed to the No Discussion Provision which provides that during the term of the CSX Merger Agreement, neither the Company nor CSX, will, nor will they permit any of their subsidiaries to, nor will they authorize or permit any of their officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by them or any of their subsidiaries to, directly or indirectly through another person, participate in any conversations, discussions or negotiations, or enter into any agreement, arrangement or understanding, with any other company engaged in the operation of railroads (including Parent) with respect to the acquisition by any such other company (including Parent) of any securities or assets of the Company and its subsidiaries or CSX and its subsidiaries, or any trackage rights or other concessions relating to the assets or operations of the Company and its subsidiaries or CSX and its subsidiaries, other than with respect to certain sales, leases, licenses, mortgages or other disposals of assets or properties. Notwithstanding the foregoing, however, CSX and the Company will be permitted to engage in conversations, discussions and negotiations with other companies engaged in the operation of railroads (including Parent) to the extent reasonably necessary or reasonably advisable in connection with obtaining regulatory approval of the transactions contemplated by the CSX Merger Agreement in accordance with the terms set forth in the CSX Merger Agreement, and in each case so long as (i) a representative of each party is present at any such conversation, discussion or negotiation, (ii) the general subject matter of any such conversation, discussion or negotiation has been agreed to in advance by the Company and Parent and (iii) the Company, CSX and such other company have previously agreed to appropriate confidentiality arrangements, on terms reasonably acceptable to the Company and CSX (which terms shall in any event permit disclosure to the extent required by law), relating to the existence and subject matter of any such conversation, discussion or negotiation. Provisions of the Amendment described in this paragraph will terminate and be of no further force and effect in certain circumstances if the Board of Directors of the Company or CSX, as the case may be, determines in the good faith exercise of its fiduciary duties that it is necessary to so terminate these provisions.

   No Negotations. The Amendment extends to 270 days the original 180 day limitation on negotiations in the No Negotiation Provision described in
Section 11 of the Offer to Purchase.

   Termination. The Amendment provides that the right to terminate the CSX Merger Agreement in connection with certain shareholder meetings will be exercisable only to the extent that such shareholder meetings are held after the earlier of (i) 270 days after the date of the CSX Merger Agreement or
(ii) the purchase of an aggregate of 40% of the fully diluted shares under the CSX Offer or, if applicable, the CSX Second Offer.

   The foregoing is a summary of certain provisions of the Amendment. This summary is qualified in its entirety by reference to the Amendment, which has been filed as an exhibit to Amendment No. 4 to CSX's Schedule 14D-1, dated November 6, 1996, and is incorporated herein by reference.

   6. PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE COMPANY; CERTAIN CONSIDERATIONS. The discussion set forth in Section 12 of the Offer to Purchase is hereby amended and supplemented as follows:

   Following a motion by the plaintiffs in the Pennsylvania Litigation seeking to compel such action, on November 4, 1996, the Company Board adopted a resolution extending the Distribution Date with respect to the Rights (as so extended, the "Distribution Date") so that it will occur only on the tenth business day after the acquisition by any Person (such as Purchaser pursuant to the Offer), together with all Affiliates and Associates of such Person (as such terms are defined in the Rights Agreement), of beneficial ownership of at least 10% of the outstanding Shares. Absent such resolution, the Distribution Date with respect to the Rights would have occurred on November 7, 1996. See Section 8 of this Supplement.

   7. CONDITIONS OF THE OFFER. The Offer remains subject to the terms and conditions contained in the Offer to Purchase. See the Introduction and Sections 1 and 14 of the Offer to Purchase and the Introduction to this Supplement.

   8. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS; CERTAIN LITIGATION. The discussion set forth in Section 15 of the Offer to Purchase is hereby amended and supplemented as follows:

   STB Matters; The Voting Trust. As previously disclosed, Parent has requested the staff of the STB to issue an informal, nonbinding opinion that the use of the Voting Trust is consistent with the policies of the STB against unauthorized acquisitions of control of a regulated carrier, and the staff of the STB has done so in a letter dated November 1, 1996. On November 6, 1996, Parent requested that the STB staff clarify certain aspects of its informal nonbinding opinion of November 1, 1996. Also on November 6, 1996, the Company submitted a letter to the STB staff objecting to the staff's November 1, 1996 letter of informal nonbinding approval of the Voting Trust. On November 7, 1996, Parent submitted to the STB staff its response to the Company's letter of November 6, 1996 in which Parent vigorously took issue with the objections raised by the Company and noted that the CSX Merger Agreement already gives CSX far more control of the Company then Parent could ever achieve under the terms of the proposed Voting Trust.

   The Voting Trust Agreement submitted to the staff of the STB for approval provides that the Voting Trustee will have sole power to vote the Shares in the Voting Trust, will vote those Shares in favor of the Proposed Merger, and in favor of any proposal or action necessary or desirable to effect, or consistent with the effectuation of, the Proposed Merger, and against any other acquisition transaction, and will vote the Shares in favor of any permitted disposition of the Shares. The Voting Trust Agreement contains other terms and conditions designed to ensure that neither Purchaser nor Parent will control the Company during the pendency of the STB proceedings. In addition, the Voting Trust Agreement provides that Purchaser or its successor in interest will be entitled to receive any cash dividends paid by the Company.

   It is possible that the Department of Justice or railroad competitors of Parent and the Company, or others, may argue that Purchaser should not be permitted to use the voting trust mechanism to acquire Shares prior to the final STB approval of the acquisition of control of the Company. Purchaser believes it is unlikely that such arguments will prevail, but there can be no assurance in this regard, nor can there be an assurance that if such arguments are made, the STB staff will not rescind their opinion regarding the Voting Trust Agreement.

   STB Matters; Acquisition of Control. On November 6, 1996, Parent and Purchaser filed with the STB a Notice of Intent to File Railroad Control Application. On or before May 1, 1997 (but not before February 6, 1997), Parent and various of its affiliates plan to file an application seeking approval of the STB for the acquisition of control over the Company and its affiliates by Parent and its affiliates.

   Certain Litigation. On October 28, 1996, defendants in the litigation (the "Pennsylvania Litigation") brought by Parent, Purchaser and a company shareholder (collectively, the "Plaintiffs") against the Company, its directors and CSX (collectively, the "Defendants") in the United States District Court for the Eastern District of Pennsylvania (the "District Court") filed a motion to dismiss the Pennsylvania Litigation alleging that the Plaintiffs failed to state a claim in the Complaint for which relief could be granted based upon, among other things, Defendants' allegations that shareholders are not permitted to sue directors directly for breach of fiduciary duty under Pennsylvania law; and that, as a result of Parent's breach of its confidentiality agreement with the Company, the Plaintiffs' claims for equitable relief are barred.

   On October 30, 1996, the Plaintiffs amended the Complaint. In addition to the allegations cited in the original Complaint, the amended Complaint alleges, among other things, that the provisions in the CSX Merger Agreement which prohibit the Company Board from redeeming the Rights, and amending or otherwise taking further action with respect to the Rights Agreement, are ultra vires under Pennsylvania law and constitute a breach of the Company directors' fiduciary duties of loyalty and care; that the tender offer materials disseminated by the Company and CSX misrepresent key terms of the Rights Agreement necessary to an understanding of the effects of the Rights Agreement; that the provisions of the CSX Merger Agreement which prohibits the Company Board from withdrawing their recommendation that the Company's shareholders accept and approve the Proposed CSX Transaction and from terminating the CSX Merger Agreement for a period of 180 days from execution of the CSX Merger Agreement is ultra vires under Pennsylvania law and constitutes a breach of the Company directors' fiduciary duties of loyalty and care; and that CSX has knowingly participated in the illegal conduct of the Company and its directors.

   In the amended Complaint, in addition to the relief sought pursuant to the original Complaint, the Plaintiffs seek declaratory relief and an order preliminarily and permanently enjoining the Defendants, their directors, officers, partners, employees, agents, subsidiaries and affiliates, and all other persons acting in concert with or on behalf of the Defendants directly or indirectly from, among other things: (a) taking any action to enforce the provisions in the CSX Merger Agreement regarding the Rights Agreement described in the immediately preceding paragraph; (b) failing to take such action as is necessary to postpone the occurrence of a Distribution Date under the Rights Agreement; and (c) taking any action to enforce the provisions of the CSX Merger Agreement regarding the 180-day lock-out restrictions described in the immediately preceding paragraph.

   On October 30, 1996, Parent and Purchaser filed with the District Court a Complaint for Injunctive Relief against the Commissioners of the Pennsylvania Securities Commission, the Attorney General of Pennsylvania and the Company, together with a Consent Order agreed to by all parties, seeking to enjoin enforcement of the Pennsylvania Takeover Disclosure Law as it would relate to the Offer.

   On October 31, 1996, the Plaintiffs filed a memorandum of law with the District Court in opposition to the Defendants' motion to dismiss the Pennsylvania Litigation. The memorandum of law sets forth, among other things, Plaintiffs' arguments that (i) they have standing to sue the Company Board for breach of fiduciary duty, (ii) they are adequate representatives of the Company's shareholders for purposes of Federal Rule of Civil Procedure 23.1, (iii) pre-suit demand upon the Company Board should be excused since such a demand would have been futile, (iv) the Company's proposed amendment to the Company Articles to "opt-out" of the Pennsylvania Control Transaction Law is invalid under Pennsylvania law, (v) Plaintiffs' federal claims state a cause of action, and (vi) Defendants' unclean hands claim lacks merit.

   On November 1, 1996, the Plaintiffs filed a motion, supporting brief and proposed form of order with the District Court seeking a temporary restraining order in the Pennsylvania Litigation (the "TRO Motion"). In the TRO Motion, the Plaintiffs requested that the District Court temporarily enjoin the Defendants and all persons acting on their behalf or in concert with them from taking any action to enforce Sections 3.1(n) and 5.13 of the CSX Merger Agreement and any other provisions of the CSX Merger Agreement which purport to limit the ability of the Company Board to take action or make any determination with regard to the Rights Agreement and temporarily enjoin the Defendants and all persons acting on their behalf or in concert with them from distributing any Rights pursuant to the Rights Agreement. The Plaintiffs also requested that the District Court require the Defendants to take such action as necessary to prevent a "Distribution Date" from occurring pursuant to the Rights Agreement. At the hearing on November 4, 1996 to hear arguments concerning the TRO Motion, counsel to the Company advised the District Court that the Company Board had on that date adopted a resolution deferring the "Distribution Date" under the Rights Agreement until such date as the Rights become exercisable (i.e., ten days after a party other than CSX Corporation acquires more than 10% of the Shares). Counsel to CSX advised the District Court that CSX had consented to the terms of such resolution. In view of the fact that the Company and CSX had taken the action that Plaintiffs requested be ordered by the District Court, the District Court stated that it was not necessary for the District Court to take further action and therefore denied the TRO Motion as moot.

   As a result of the cancellation of the Pennsylvania Special Meeting, which was originally scheduled to be held on November 14, 1996, and the extension of the expiration date of the CSX Offer to November 20, 1996, the District Court has rescheduled from November 12, 1996 to November 18, 1996 a hearing on the Plaintiffs' motion for a preliminary injunction. At such hearing, the Plaintiffs will seek to enjoin (i) the CSX Offer from expiring on November 20, 1996 and (ii) CSX from acquiring Shares pursuant to the CSX Offer.

   9. FEES AND EXPENSES. The discussion set forth in Section 16 of the Offer to Purchase is hereby amended and supplemented as follows:

   Parent has retained Georgeson & Company to act as Information Agent in connection with the Offer and to assist Parent in its communications with the Company's shareholders with respect to, and to provide other services in connection with, the Pennsylvania Special Meeting. Georgeson & Company will receive reasonable and customary compensation for its services, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith.

   10. MISCELLANEOUS. Parent and Purchaser have filed with the SEC amendments to the Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule 14D-1, and any amendments thereto, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 8 of the Offer to Purchase (except that they may not be available at the regional offices of the SEC).

                                              ATLANTIC ACQUISITION CORPORATION

November 8, 1996

   Facsimile copies of the revised Letter of Transmittal, properly completed and duly signed, will be accepted. The revised Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each shareholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                       The Depositary for the Offer is:

                             THE BANK OF NEW YORK

      By Mail:                                                              By Hand or Overnight Courier:

Tender & Exchange Department                                                Tender & Exchange Department
         P.O. Box 11248                  By Facsimile Transmission:          101 Barclay Street   Receive &
     Church Street Station            (for Eligible Institutions Only)      Deliver Window  New York, New
New York, New York 10286-1248                   (212) 815-6213                       York 10286


                          For Information Telephone:
                                (800) 507-9357

   Any questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective telephone numbers and locations listed below. Additional copies of the Offer to Purchase, this Supplement, the revised Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at its address and telephone numbers set forth below. Holders of Shares may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                   The Information Agent for the Offer is:

                            GEORGESON & COMPANY INC.
                                     [LOGO]

                              Wall Street Plaza
                              New York, NY 10005
                Banks and Brokers Call Collect: (212) 440-9800
                  All Others Call Toll-Free: (800) 223-2064


                    The Dealer Managers for the Offer are:

               J.P. Morgan & Co.                Merrill Lynch & Co.
                60 Wall Street               World Financial Center
                Mail Stop 2860                     North Tower
           New York, New York 10260        New York, New York 10281-1305
          (800) 576-5070 (toll free)       (212) 449-8211 (call collect)